03 MAR 18 AM 7:21

MAR 17 2003

SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

February 28, 2003

03007555

SUPPL

Mr. Paul Dudek
Sec Headquarters
450 Fifth Street N.W.
Washington, D.C. 20549 – USA
Office of Investor Education and Assistance

Ref: Rossi Residencial S.A.
Exemption: No 82-4638

Gentleman/Madam:

We are enclosing a copy of Rossi Residencial's communiqué. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Luciana Rossi Cuppoloni

PROCESSED
APR 01 2003
THOMSON
FINANCIAL

Encl. Notice to Investors dated February 28, 2003

cc: Glorinete Laurentino
The Bank of New York

3/20

ROSSI RESIDENCIAL S/A
CNPJ nº 61.065.751/0001-80
NIRE nº 35.300.108.078

ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO

Data, hora e local: 26 de fevereiro de 2003, às 10:00 (dez) horas, na sede social na Avenida Marginal do Rio Pinheiros nº 5.200 – Edifício Miami – Bloco C – Conjunto 31 em São Paulo - SP. **Presença:** Totalidade dos membros do Conselho de Administração. **Mesa:** João Rossi Cuppoloni - Presidente. Edmundo Rossi Cuppoloni - Secretário. **Ordem do dia**: deliberar sobre a homologação da subscrição integral do aumento de capital da Companhia, mediante a emissão para subscrição pública de 258.064.516 (duzentos e cinqüenta e oito milhões, sessenta e quatro mil e quinhentas e dezesseis) ações ordinárias, todas nominativas e sem valor nominal, ao preço de emissão de R$ 0,31 (trinta e um centavos) por ação ordinária. **Deliberações:** Os membros do Conselho de Administração presentes deliberaram, por unanimidade de votos, aprovar a homologação da subscrição integral do aumento de capital da Companhia no montante de R$ 79.999.999,96 (setenta e nove milhões, novecentos e noventa e nove mil, novecentos e noventa e nove reais e noventa e seis centavos), mediante a emissão para subscrição pública de 258.064.516 (duzentos e cinqüenta e oito milhões, sessenta e quatro mil e quinhentas e dezesseis) ações ordinárias, todas nominativas e sem valor nominal, ao preço de emissão de R$ 0,31 (trinta e um centavos) por ação ordinária, passando o capital social da Companhia de R$ 150.732.270,65 (cento e cinqüenta milhões, setecentos e trinta e dois mil, duzentos e setenta reais e sessenta e cinco centavos), dividido em 128.750.000 (cento e vinte e oito milhões, setecentos e cinqüenta mil), ações ordinárias, para R$ 230.732.270,61 (duzentos e trinta milhões, setecentos e trinta e dois mil, duzentos e setenta reais e sessenta e um centavos), dividido em 386.814.516 (trezentos e oitenta e seis milhões, oitocentos e quatorze mil e quinhentos e dezesseis) ações ordinárias, todas nominativas e sem valor nominal, passando o artigo 5º do Estatuto Social da Companhia a vigorar com a seguinte redação: "Artigo 5º - O capital social é de R$ 230.732.270,61 (duzentos e trinta milhões, setecentos e trinta e dois mil,

duzentos e setenta reais e sessenta e um centavos), totalmente integralizado, dividido em 386.814.516 (trezentos e oitenta e seis milhões, oitocentos e quatorze mil e quinhentos e dezesseis) ações ordinárias nominativas escriturais, sem valor nominal". **Encerramento:** Nada mais havendo a tratar, a ata foi lavrada, aprovada e assinada pela totalidade dos membros do Conselho de Administração. *aa)* João Rossi Cuppoloni. Edmundo Rossi Cuppoloni. Luciana Rossi Cuppoloni. Roosevelt Sanches Cruz. Sérgio Pedroso Rossi Cuppoloni. Cleber Agostinho Palácio de Almeida.

A presente é cópia fiel extraída do livro próprio da sociedade.

São Paulo, 26 de fevereiro de 2003

João Rossi Cuppoloni
Diretor Presidente